Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

THE FOLLOWING ARE SLIDES USED DURING A CONFERENCE CALL AMONG PEPSICO, INC., ANALYSTS AND INVESTORS, HELD ON APRIL 20, 2009:

                             2009 Q1 Earnings Call
                                                                 April 20, 2009

Mike Nathenson

                   Senior Vice President, Investor Relations
                                 PepsiCo, Inc.

Safe Harbor Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. If PepsiCo enters into definitive agreements in connection with the proposed transactions with The Pepsi Bottling Group, Inc. ("PBG") and PepsiAmericas, Inc. ("PAS")
(the "Proposed Transactions"), PepsiCo plans to file with the Securities and Exchange Commission ("SEC")
registration statements on Form S-4 containing proxy statements/prospectuses and other documents with respect to each of the Proposed Transactions and definitive proxy statements/prospectuses would be mailed to shareholders of PBG and PAS.

INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER
DOCUMENTS THAT WOULD BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

If PepsiCo enters into definitive agreements in connection with the Proposed Transactions, investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC will also be available free of charge on PepsiCo's internet website at www.pepsico.com or by contacting PepsiCo's Investor Relations
Department at 914-253-3035.

PepsiCo and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding PepsiCo's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 19, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 24, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this communication that are "forward-looking statements", including PepsiCo's 2009 guidance, are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to:
PepsiCo's ability to enter into definitive agreements with respect to the Proposed Transactions; PepsiCo's ability to achieve the synergies and value creation contemplated by the Proposed Transactions; PepsiCo's ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the Proposed Transactions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo's products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo's ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo's reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with
PepsiCo's bottling partners, including as a result of the Proposed Transactions; PepsiCo's ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo's supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from the Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated. For additional information on these and other factors that could cause PepsiCo's actual results to materially differ from those set forth herein, please see PepsiCo's filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of April 20, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Please refer the "Investors" section of PepsiCo's web site at www.pepsico.com under the heading "Financial
News" to find disclosure and a reconciliation of any non-GAAP financial measures contained herein.

                                    GRAPHIC

                                  Indra Nooyi

                         Chairman & CEO, PepsiCo, Inc.

Consolidation Benefits

0   Would expand overall profit pool by eliminating redundant costs

    -   Unlock more than $200 million of synergies annually

O   Speed decision making and increase flexibility

    -   Move products through the right system based on channel, customer and product type

O   Take "Power of One" to the next level

    -   Expanded offerings across food and beverage

    -   Compelling bundling opportunities

    -   Better customer service � regardless of format

    -   Facilitate innovative new product offerings

Consolidation Benefits

o   International scale and know-how enable us to quickly address opportunities

    -   Successful Russia and Ukraine joint ventures

    -   Leverage N.A. Power of One learnings across international markets

o   New level of strategic flexibility

    -   Optimize use of cold-fill and hot-fill systems

                                Richard Goodman

                               CFO, PepsiCo, Inc.

Proposed Transaction Financial Details

o   Would result in EPS accretion of at least $0.15 when synergies were fully realized

o   Transaction would accelerate EPS growth over the next 3 years by about 100 bps.

o   Transaction would result in more than $200 million of synergies on an annual basis

    -   Cost synergies: G&A savings, improved supply chain efficiency, optimized selling and other go-to-market functions

    -   Top-line and customer-related benefits: Increased speed to market and package innovations; Go to market flexibility by product and channel;
        Streamlined national account coordination; Quick adoption of technological advances

Proposed Transaction Financial Details

o   One-time cost to ongoing savings ratio of about 1:1

o   No significant change to the ratio of our North American and International revenue

o   EBIT growth would remain the same off a substantially higher base

o   Would not materially change our financial flexibility

o   Offering $6 billion for the equity of PBG and PAS that we don�t already own

    -   50% cash and 50% PEP stock

                                  Indra Nooyi

                          Chairman & CEO, PepsiCo, Inc.

                                    GRAPHIC

                          Chairman & CEO, PepsiCo, Inc.

O   Balanced global portfolio delivered:

    -   6 percent constant currency net revenue growth

    -   8 percent constant currency core EPS growth

O   Hallmark operating agility contributed to strong top- and bottom-line growth

O   Continuing to invest for the long term

2009 Key Elements

O   Invest in value

O   Focus on the drivers under our control

    -   Execute flawless net revenue management, consumer-preferred innovation, relentless cost discipline and enhanced productivity

O   Operate with strict financial discipline, maintaining a maniacal focus on cash

O   Continue to drive long-term growth by investing in: key markets, brand building, innovation, SAP infrastructure and people development

                                Richard Goodman

                               CFO, PepsiCo, Inc.

PepsiCo Americas Foods

O   Frito-Lay performing exceptionally well

    -   Top-line growth across all channels

    -   Strong brands resulted in total retail unit sales growth, despite pricing to cover commodity inflation

    -   Carefully managing consumer value proposition to balance value- and volume-share

O   Anticipate a return to volume growth in the second quarter

PepsiCo Americas Foods

O   Latin American businesses delivered double-digit top- and bottom-line growth, on a constant currency basis

O   Macros in Mexico are challenging, but confident in our complementary
    Sabritas and Gamesa portfolio

PepsiCo Americas Beverages

O   PAB performance consistent with our plan

O   Q1 focus: brand restages and innovation launches

O   Sequential improvement in CSDs

PepsiCo Americas Beverages

- CSD Innovation:
  - Sierra Mist "Ruby Splash"
  - Pepsi and Mtn Dew "Throwback" versions
- CSD value initiatives:
  - 2L promotional programs
  - 4-pack and 6-pack value offerings
  - $0.99, 16 oz. can offering in the convenience channel
- CSD portfolio is on track

PepsiCo Americas Beverages

O   Energy portfolio performing well and growing share

O   Growing hydration portfolio in a sustainable way

O   Gatorade franchise powerful in the LRB space

O   Overall LRB portfolio is working well

PepsiCo International

O   Off to a good start, despite macroeconomic challenges and fewer trading days in a relatively short 2-month quarter

O   Europe teams managed through challenging macro conditions well

    -   Effective net revenue management

    -   Creative promotions

    -   Price/Pack architecture initiatives to hit hot price points

O   Remain cautiously optimistic about Europe

PepsiCo International

O   Asia-Middle East-Africa (AMEA) performed extremely well

    -   Broad-based growth

    -   Full locally-relevant innovation calendar

O   Across the board, PI businesses are healthy

O   Remain optimistic about the outlook for PI across the rest of the year

Below the Line Items

O   Core EPS $0.71

    -   Included 24.2 percent tax rate

    -   Reflected favorable tax items totaling about $0.03 per share in the quarter

O   Expect full-year tax rate to be about 27 percent

O   Excluding a discretionary pension contribution and cash payments associated with Productivity for growth, cash from operating activities was significantly higher than last year

2009 Full-Year Guidance

O   Mid- to high-single-digit, constant currency net revenue and core EPS growth

    -   Assumes no PBG or PAS share sales in �09. In 2008, anchor bottler share sales impacted EPS growth by almost 2 percentage points

    -   Foreign exchange, at current spot rates, would represent a high-single-digit headwind to full-year constant currency core EPS growth

    -   Guidance does not include the impact of the proposed transactions with
        PBG and PAS

O   H2 profitability stronger than H1

    -   As commodity overlaps ease and we gain traction on beverage refresh

                                  Indra Nooyi

                          Chairman & CEO, PepsiCo, Inc.

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